Sol Strategies Announces Completion of CAD $27.5 Million Private Placement by ParaFi Capital

Proceeds to be used to Increase SOL Holdings and Expand Validator Operations

Toronto, Ontario--(Newsfile Corp. - January 16, 2025) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced the completion of its private placement financing of CAD $27.5 million (the "Private Placement"), by ParaFi Capital (https://parafi.com/), a leading global blockchain investment firm, as previously disclosed in the Company's January 9, 2025 news release. The financing will be used to increase the Company's SOL treasury holdings, for organic and inorganic expansion of its revenue-generating validator operations, as well as general working capital purposes.

The Private Placement will consist of unsecured convertible debenture units ("CD Units") for gross proceeds of CAD $27.5 million. Each CD Unit consists of one debenture ("Debenture") with a principal amount of CAD $1,000, and 400 common share purchase warrants (each, a "Warrant"). Interest on the Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company (each, a "Share"), and the Debentures are convertible at any time into Shares of the Company at CAD $2.50 per Share. Each Warrant entitles the holder thereof to purchase one (1) Share of the Company at an exercise price of CAD $2.50 per Share, exercisable at any time on or before January 16, 2030. The Debentures are redeemable in cash after the three year anniversary of the closing of the Private Placement at 112% of the principal value, plus accrued and unpaid interest. Any Shares issued on the conversion of the Debentures, the interest thereon, or upon exercise of the Warrants will be subject to restrictions on trading until the date that is four months and a day following the date hereof. No finder's fees were paid in connection with the Private Placement.

"This financing by ParaFi Capital, underscores strong confidence in the potential of Sol Strategies," said Leah Wald, CEO of Sol Strategies. "It positions the company to strengthen its leadership in the Solana ecosystem, leveraging staking rewards to create long-term, sustainable value for our shareholders. ParaFi is the ideal capital partner given their crypto-native expertise, broad portfolio, and scaled capital base."

"We are backing Sol Strategies in their mission to develop critical infrastructure for the Solana ecosystem," said Ryan Navi, Managing Director of ParaFi Capital. "Our investment will enable Sol Strategies to advance their best-in-class validator services, implement a SOL treasury strategy, and strengthen their contributions to the Solana network. This investment will unlock new opportunities and business lines for Sol Strategies, creating a significant step toward enhancing greater shareholder value."

About Sol Strategies

Sol Strategies is a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem. The Company focuses on leveraging investment opportunities in staking rewards and Solana-based projects, enabling shareholders to indirectly participate in the decentralized finance landscape. Sol Strategies is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker "HODL" and on the OTC market under the ticker "CYFRF".

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

About ParaFi Capital

ParaFi Capital LP ("ParaFi" or the "Firm") is an alternative asset management firm that operates hedge and venture capital strategies focused on the digital asset ecosystem.

Founded in 2018, ParaFi was among the earliest investors in the blockchain industry and has evolved into a trusted partner by leading institutions globally. ParaFi's investment and technology team pursues idiosyncratic opportunities across venture, liquid, and quantitative strategies. As a firm, ParaFi is committed to a culture of rigorous research, technical development, and institutional underwriting to enable exceptional results for our partners and portfolio companies.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Private Placement and its intended impact on the Company. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: sol@kcsa.com

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/237434